SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	34-1723097
(State of incorporation or organization)	(IRS Employer Identification No.)
3300 Enterprise Parkway Beachwood, Ohio	44122
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Depositary Shares, each representing 1/10 of a share of 8% Class G Cumulative Redeemable Preferred Shares, without par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.   Description of Registrant's Securities to be Registered

   For a description of the Depositary Shares, each representing 1/10 of a share of 8% Class G Cumulative Redeemable Preferred Shares, without par value, of Developers Diversified Realty Corporation (the "Company"), see the information under the caption "Description of Depositary Shares" in the Registration Statement on Form S-3 (Registration No. 333-72519) of the Company, which description is hereby incorporated herein by reference. The Depositary Shares will be listed on the New York Stock Exchange for regular way trading.

Item 2.   Exhibits

Exhibit No.	Description
3.1	Amendment to the Company's Articles of Incorporation for the Preferred Shares (filed herewith)
3.2	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (Filed with the SEC on March 19, 2003))
3.3	Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (Filed with the SEC on August 16, 1999))
4.1	Form of Preferred Share Certificate (filed herewith)
4.2	Form of Depositary Receipt (filed herewith)

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

March 25, 2003

By: /s/ William H. Schafer

William H. Schafer
Senior Vice President and Chief Financial Officer